June 18, 2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

       Re: Apex 11 Inc.
           Registration Statement on Form 10-12G/A
           Amended on April 10, 2019
           File no. 000-54964

Dear Mr. Iarocci:

        We issued comments to you on the above captioned filing on April 15, 2019. As of the date of this letter, you have not filed your Form 10-K for the year ended December 31, 2018.
Please file your 10-K by July 3, 2019, or tell us why you will be unable to file your 10-K by that date.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve this issue and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's
EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant
Director, at 202-551-3815, with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications
cc:    Elaine Dowling